December 19, 2025

William G. Barton
President & Chief Executive Officer
Bob's Discount Furniture, Inc.
434 Tolland Turnpike
Manchester, CT 06042

       Re: Bob's Discount Furniture, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 8, 2025
           CIK No. 002085187
Dear William G. Barton:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
General

1. Please refer to the "Bob's by the numbers" gatefold graphic. Please revise to balance your net revenue disclosure with net income or loss information for the same period.
 December 19, 2025
Page 2

        Please contact Ta Tanisha Meadows at 202-551-3322 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Craig E. Marcus